Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Greenfire Resources Ltd.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Greenfire Resources Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our President and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has assessed the effectiveness of Greenfire’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on our assessment, we have concluded that as of December 31, 2024, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

This Annual Report does not include an attestation report on the internal controls over financial reporting from the Company’s independent registered public accounting firm due to an exemption established by the Jumpstart Our Business Startups Act for “emerging growth companies” (as such term is defined in Rule 12b-2 under the Exchange Act).

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board as issued by the International Accounting Standards Board (“IASB”), has prepared the accompanying consolidated financial statements of the Company. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company’s Board of Directors to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS® Accounting Standards as issued by the IASB.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our bitumen reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

/s/ Colin Germaniuk	/s/ Tony Kraljic
Colin Germaniuk	Tony Kraljic
President	Chief Financial Officer
Greenfire Resources Ltd.	Greenfire Resources Ltd.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Greenfire Resources Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenfire Resources Ltd. and subsidiaries (the “Company”) as at December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
March 17, 2025

We have served as the Company’s auditor since 2021.

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Greenfire Resources Ltd

Consolidated Balance Sheets

As at December 31
($CAD thousands)	note	2024	2023
Assets
Current assets
Cash and cash equivalents		$67,419	$109,525
Accounts receivable	16	56,417	34,680
Inventories	4	14,946	13,863
Prepaid expenses and deposits		5,456	5,746
		144,238	163,814
Non-current assets
Property, plant and equipment	5	960,059	941,374
Deferred income tax asset	6	153,174	68,295
		1,113,233	1,009,669
		1,257,471	1,173,483
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	61,804	59,850
Current portion of long-term debt	7	248,489	44,321
Warrant liability	10	18,304	18,630
Taxes payable	12	-	1,063
Current portion of lease liabilities	8	7,014	6,002
Risk management contracts	16	248	417
		335,859	130,283
Non-current liabilities
Long-term debt	7	80,441	332,029
Lease liabilities	8	2,296	7,722
Decommissioning liabilities	9	17,444	8,449
		100,181	348,200
		436,040	478,483
Shareholders’ equity
Share capital	11,12	164,402	158,515
Contributed surplus	12	8,921	9,788
Retained earnings		648,108	526,697
		821,431	695,000
		$1,257,471	$1,173,483

Subsequent events (note 7 & 15)

Commitments and contingencies (note 17)

See accompanying notes to the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors.

/s/ Derek Aylesworth	/s/ Brian Heald
Derek Aylesworth, Director	Brian Heald, Director

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Greenfire Resources Ltd.

Consolidated Statements of Comprehensive Income (Loss)

		Year ended	Year ended
($CAD thousands, except per share amounts)	note	December 31, 2024	December 31, 2023
Revenues
Oil sales	13	$822,972	$675,970
Royalties		(32,023)	(23,706)
Oil sales, net of royalties		790,949	652,264
Gain (loss) on risk management contracts	16	(27,489)	16,405
		763,460	668,669
Expenses
Diluent expense		327,146	304,740
Transportation and marketing		52,744	55,673
Operating expenses		152,864	148,965
General and administrative		22,758	11,536
Stock-based compensation	15	6,344	9,808
Financing and interest	14	61,460	110,214
Depletion and depreciation	5	81,030	68,054
Exploration expenses		1,811	3,852
Other income		(5,032)	(2,905)
Transaction costs	12	-	12,172
Listing expense	12	-	106,542
Gain on revaluation of warrants	10	(326)	(34,973)
Foreign exchange loss (gain)		26,129	(8,724)
Total expenses		726,928	784,954
Net income (loss) before taxes		36,532	(116,285)
Income tax recovery (expense)	6	84,879	(19,386)
Net income (loss) and comprehensive income (loss)		$121,411	$(135,671)
Net income (loss) per share
Basic	11	$1.76	$(2.49)
Diluted	11	$1.70	$(2.49)

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

		Year ended	Year ended
($CAD thousands, except per share amounts)	note	December 31, 2024	December 31, 2023
Share capital
Balance, beginning of year		$158,515	$15
Issuance of shares on exercise of share units	11,15	5,887	-
Issuance on exercise of bond warrants	11,12	-	38,911
Issuance to MBSC shareholders	11,12	-	62,959
Issuance of shares for PIPE investment	11,12	-	56,630
Balance, end of year		164,402	158,515
Contributed surplus
Balance, beginning of year		9,788	44,674
Stock-based compensation	15	6,344	9,808
Issuance of shares on exercise of share units	11,15	(7,211)	(1,203)
Exercise of bond warrants	11,12	-	(43,491)
Balance, end of year		8,921	9,788
Retained earnings
Balance, beginning of year		526,697	793,082
Common shares repurchased and cancelled	11,12	-	(41,464)
Deemed dividend on De-Spac transaction	11,12	-	(59,388)
Exercise of bond warrants	11,12	-	4,580
Exercise of performance warrants	11,12	-	1,202
Issuance of warrants	10	-	(35,644)
Net income (loss) and comprehensive income (loss)		121,411	(135,671)
Balance, end of year		648,108	526,697
Total shareholders’ equity		$821,431	$695,000

See accompanying notes to the consolidated financial statements

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Greenfire Resources Ltd.

Consolidated Statements of Cash Flows

		Year ended	Year ended
($CAD thousands)	note	December 31, 2024	December 31, 2023
Operating activities
Net income (loss)		$121,411	$(135,671)
Items not affecting cash:
Income tax (recovery) expense	6	(84,879)	19,386
Unrealized gain on risk management contracts	16	(169)	(26,587)
Depletion and depreciation	5	80,725	67,893
Stock-based compensation	15	6,344	9,808
Accretion	14	14,554	63,604
Foreign exchange loss (gain)		26,529	(8,967)
Gain on revaluation of warrants	10	(326)	(34,973)
Listing expense	12	-	106,542
Change in non-cash working capital	20	(19,642)	25,513
Cash provided by operating activities		144,547	86,548
Financing activities
Issuance of long-term debt, net of issuance costs	7	-	382,454
Repayment of long-term debt	7	(84,278)	(294,647)
Debt redemption premium	7,14	(4,214)	(19,152)
Issuance of common shares	11	-	67,115
Common shares repurchased	11,12	-	(41,464)
Deemed dividend on De-Spac transaction	11,12	-	(59,388)
De-Spac transaction costs	12	-	(34,817)
Payment of lease liabilities	8	(6,934)	(99)
Cash provided by (used in) financing activities		(95,426)	2
Investing activities
Property, plant and equipment expenditures	5	(87,404)	(33,428)
Acquisitions	5	(4,390)	-
Release of restricted cash		-	35,313
Change in non-cash working capital (accrued additions to PP&E)	20	(2,611)	(13,988)
Cash used in investing activities		(94,405)	(12,103)
Exchange rate impact on cash and cash equivalents held in foreign currency		3,178	(285)
Change in cash and cash equivalents		(42,106)	74,162
Cash and cash equivalents, beginning of year		109,525	35,363
Cash and cash equivalents, end of year		$67,419	$109,525

See accompanying notes to the consolidated financial statements

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Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 12 De-Spac Transaction for additional information. On January 1, 2024, GRI was amalgamated with Greenfire Resources Operation Corporation (“GROC”) and on April 4, 2024, MBSC was dissolved. These audited consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned subsidiaries.

At December 31, 2024, approximately 56.5% of the Company’s common shares were owned by certain limited partnerships comprising of Waterous Energy Fund and its affiliates (collectively “WEF”) (Note 22).

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Preparation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). In these consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The consolidated financial statements were approved by the Board of Directors on March 17, 2025.

Use of estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimated. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Information about certain areas of estimation uncertainty and critical judgements in applying accounting policies that affect amounts recognized in these financial statements is as follows:

Business combinations

Management is required to exercise judgment in determining whether assets acquired and liabilities assumed constitute a business. A business consists of an integrated set of assets and activities, comprised of inputs and processes, that is capable of being conducted and managed as a business by a market participant.

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Business combinations are accounted for using the acquisition method of accounting, whereby the net identifiable assets acquired are recorded at fair value. The fair value of individual assets is often required to be estimated, which may involve estimating the fair values of proved plus probable reserves, tangible assets, undeveloped land, intangible assets and other assets. These estimates incorporate assumptions using indicators of fair value, as determined by management. Changes in any of the estimates or assumptions used in determining the fair value of the net identifiable assets acquired may impact the carrying values assigned to assets acquired and liabilities assumed and could have a material impact on earnings.

Bitumen reserves

The estimation of reserves involves the exercise of judgment. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserves estimates will be revised either upward or downward based on updated information such as the results of future drilling and production. Reserves estimates can have a significant impact on net earnings, as they are a key input into the unit of production rates used for the calculation of depletion, timing of decommissioning liabilities and for determining potential asset or CGU impairment. The Company’s reserves are evaluated annually but its independent external qualified reserves evaluator.

Property, plant and equipment (“PP&E”)

Developed and producing assets within PP&E are depleted using the unit-of-production method based on estimated total recoverable proved plus probable reserves and future costs required to develop those reserves. There are several inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Identification of cash-generating units (“CGUs”) and Impairments

CGUs are defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures, and the way in which management monitors the Company’s operations. The recoverable amounts of CGUs and individual assets have been determined as the higher of the CGUs or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and significant assumptions and are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of proved and probable reserves and discount rates as well as future development and operating expenses. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

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Income tax

The provision for income taxes is based on judgements in applying income tax law and estimates on the timing and likelihood of reversal of temporary differences between the accounting and tax bases of assets and liabilities. The provision for income taxes is based on the Company’s interpretation of the tax legislation and regulations which are also subject to change. The Company recognizes a tax provision when a payment to tax authorities is considered more likely than not. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Income tax filings are subject to audits and reassessments and changes in facts, circumstances and interpretations of the standards which may result in a material increase or decrease in the Company’s provision for income taxes.

Decommissioning liabilities

The provision for decommissioning liabilities is based upon numerous assumptions including settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Actual costs and cash outflows could differ from the estimates as a result of changes in any of the above noted assumptions.

Risk management contracts

The Company utilizes commodity risk management contracts to manage commodity price risk related to its oil sales and operating expenses. The Company may also utilize foreign exchange risk management contracts to reduce its exposure to foreign exchange risk. The calculated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices and foreign exchange rates. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

Long-term debt

The measurement of the current portion of long-term debt relies on management’s estimates of expected excess cash flows, as defined by the indenture governing the senior secured notes. This estimate incorporates assumptions about production levels, commodity prices, working capital changes, forecasted expenses and capital expenditures.

Warrant liability

To estimate the fair value of its warrant liability, the Company uses the Black-Scholes option pricing model which requires that management make assumptions related to dividend yields, the expected life of the warrant, the anticipated volatility of the share price over the life of the warrant and the risk-free interest rate for the life of the warrant. Assumptions related to the warrant liability are subject to judgment and estimation uncertainty due to both internal and external market factors. Changes in assumptions can impact the fair value of the warrants.

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3.	MATERIAL ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements consist of financial records of the Company and its wholly-owned subsidiaries. Subsidiaries are entities controlled by the Company. Subsidiaries are consolidated from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing these consolidated financial statements.

Joint arrangements

The Company undertakes certain business activities through joint arrangements. Interests in joint arrangements have been classified as joint operations. Joint control exists for contractual arrangements governing the Company’s assets whereby Greenfire has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. A joint operation is established when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company only recognizes its proportionate share in assets, liabilities, revenues and expenses associated with its joint operations.

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars at exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange on the balance sheet date. Any resulting exchange differences are included in the recognized in net income (loss). Nonmonetary assets and liabilities denominated in a foreign currency are measured at historical cost and are translated into the functional currency using the rates of exchange as at the dates of the initial transactions.

Operating segments

The Company identified its operating segments based on internal reporting provided to the chief operating decision maker, identified as the Company’s, President and Chief Financial Officer, to make decisions about resources to be allocated and assess performance. The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported on the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets:

Financial Instrument	Classification
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Risk management contracts	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	FVTPL
Long-term debt	Amortized cost

Financial assets and liabilities measured at amortized cost

A financial asset is classified in this category if the asset is held within a business entity whose objective is to collect contractual cash flows on specified dates that are solely payments of principal and interest. At initial recognition, financial assets at amortized cost are recognized at fair value plus transaction costs, except for trade receivables that do not have a significant financing component which are measured at transaction price. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method less any impairment losses. At each reporting period an assessment is made whether there is objective evidence that a financial asset is impaired based on expected credit loss information. For the Company’s financial assets measured at amortized cost, loss allowances are determined based on the expected credit loss over the asset’s lifetime. Expected credit losses are a probability-weighted estimate of credit losses, considering possible default events over the expected life of a financial asset.

If a financial liability is not measured at fair value through profit or loss (“FVTPL”), it is measured at amortized cost. For interest bearing debt, this is the fair value of the proceeds received net of transaction costs associated with the borrowing. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any transaction costs and any discount or premium on settlement.

Risk management contracts

Risk management contracts executed by the Company to manage market risk are classified as FVTPL. The Company has not designated any of its financial derivative contracts as hedging instruments. The estimated fair value of these instruments is determined by reference to observable market data including commodity price curves, and foreign currency curves. Transaction costs are charged to the statements of income and comprehensive income as incurred. Realized gains and losses on risk management contracts are recorded as gains and losses in the statements of net income and comprehensive income in the period they occur. Changes in fair value of the derivative contracts are recorded as unrealized gains and losses on derivative contracts in the statements of net income and comprehensive income.

Warrant liability

The warrants issued are classified as a financial liability due to their exercise features and are measured at fair value upon issuance and at each subsequent reporting period. The changes in fair value are recognized in net income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model. Transaction costs are charged to the statements of income and comprehensive income as incurred.

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Fair value measurement

All fair value measurements used or disclosed in these consolidated financial statements are categorized using a three-level hierarchy based upon the inputs used to measure the fair value:

Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

At each reporting date, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each asset or liability measured or disclosed at fair value. Fair values in these financial statements have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

●	The value in use or fair value less costs of disposal is calculated to determine the recoverable amount of non-financial assets that are tested for impairment.

●	The fair value of risk management contracts is based on listed market prices.

●	The fair value of long-term debt is measured using period-end prices from the secondary market.

●	The fair value of the warrant liability is determined using the Black-Scholes option pricing model, incorporating observable market data inputs.

Revenue

Revenue is measured based on consideration to which the Company expects to be entitled to in a contract with a customer. The Company recognizes revenue primarily from the sale of diluted and non-diluted bitumen. Revenue is recognized when its single performance obligation is satisfied. This occurs when the product is delivered, control of the product and title or risk of loss transfers to the customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. The Company principally satisfies its single performance obligations at a point in time. Transaction prices are determined at inception of the contract and allocated to the performance obligations identified. Payment is generally received in the following month after the sale has occurred.

The Company sells its production pursuant to fixed and variable-priced contracts. The transaction price for variable-priced contracts is based on the commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed upon transaction. Royalty expenses are recognized as production occurs.

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), granting exclusive marketing rights over its current assets’ production and diluent purchases until April 2026 and until October 2028 for specific assets’ production. Fees paid to the Sole Petroleum Marketer as part of these agreements are expensed as incurred as transportation and marketing expenses. In addition, the Sole Petroleum Marketer provided letters of credit in support of the Company’s long-term transportation commitment until November 2023. As a result of these marketing agreements, the Company is exposed to concentration and credit risk.

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Inventories

Inventories consist of crude oil products and warehouse materials and supplies. The carrying value of inventory includes direct and indirect expenditures incurred in the normal course of business in bringing an item or product to its existing condition and location. The Company values crude oil inventories at the lower of cost and net realizable value on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the carrying value exceeds net realizable value, a write-down is recognized. A change in circumstances could result in a reversal of the write-down for the inventory that remains on hand in a subsequent period.

Property, plant and equipment (“PP&E”)

PP&E is measured at the cost to acquire, less accumulated depletion and depreciation, and net of any impairment losses. The Company begins capitalizing oil exploration costs after the right to explore has been obtained and includes land acquisition costs, geological and geophysical activities, drilling expenditures and costs incurred for the completion and testing of exploration wells. The Company capitalizes all subsequent investments attributable to the development of its oil assets if the expenditures are considered a betterment and provide a future benefit beyond one year. Costs of planned major inspections, overhaul and turnaround activities that maintain PP&E and benefit future years of operations are capitalized and depreciated on a straight-line basis over the period to the next turnaround. Recurring planned maintenance activities performed on shorter intervals are expensed. Replacements of equipment are capitalized when it is probable that future economic benefits will flow to the Company. The Company’s capitalized costs primarily consist of pad construction, drilling activities, completion activities, well equipment, processing facilities, gathering systems and pipelines. Borrowing costs attributable to long-term development projects are also capitalized.

Capitalized costs are classified as exploration and evaluation (“E&E”) assets if technical feasibility and commercial viability have not yet been established. Technical feasibility and commercial viability are generally deemed to exist when proved reserves are present and the Company has sanctioned the project for commercial development. Capitalized costs are classified as PP&E assets if they are attributable to the development of oil reserves after technical feasibility and commercial viability have been achieved. Once the technical feasibility and commercial viability of E&E assets have been established, the E&E assets are tested for impairment and reclassified to PP&E. The majority of the Company’s PP&E is depleted using the unit-of-production method relative to the Company’s estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes E&E and the cost of assets that are not yet available for use in the manner intended by Management.

There were no E&E assets as at December 31, 2024 and 2023.

Impairment of non-financial assets

For the purpose of estimating the asset’s recoverable amount, PP&E assets are grouped into Cash Generating Units (“CGU”). A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company’s PP&E assets are currently grouped into a single CGU—Hangingstone. In 2023, the Company classified its assets into two CGUs, distinguishing between the Expansion and Demo assets. In the current year, this classification was revised to a single CGU due to the underlying interdependencies of the Expansion and Demo assets.

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PP&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the discounted present value of the expected future cash flows from continuing use of the asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized in earnings or loss if the carrying amount of the asset or CGU exceeds its estimated recoverable amount.

At each reporting period, PP&E, E&E and right-of-use (“ROU”) assets are tested for impairment reversal at the CGU level when facts and circumstances suggest that the recoverable amount of the CGU may exceed the carrying value. Impairment reversal is limited to the carrying amount which would have been recorded had no historical impairment been recorded.

Business combinations

Business combinations are accounted for using the acquisition method of accounting in which identifiable assets acquired and liabilities assumed in a business combination are recognized and measured at their fair value at the date of the acquisition. If the cost of the acquisition is less than the fair value of the net asset acquired, the difference is recognized in net income (loss). If the cost of the acquisition is greater than the fair value of the net assets acquired, the difference is recognized as goodwill.

Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The Company’s provisions primarily consist of decommissioning liabilities associated with dismantling, decommissioning, and site disturbance remediation activities related to its oil assets.

At initial recognition, the Company recognizes a decommissioning asset and corresponding liability on the balance sheet. Decommissioning liabilities are measured at the present value of expected future cash outflows required to settle the obligations at the balance sheet date, using managements’ best estimate of expenditures required to settle the liability. Decommissioning liabilities are measured based on the estimated future inflation rate and then discounted to net present value using a credit adjusted risk-free discount rate. Any change in the present value, as a result of a change in discount rate or expected future costs, of the estimated obligation is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. The liability for decommissioning costs is increased each period through the unwinding of the discount, which is included in finance and interest costs in the consolidated statements of comprehensive income (loss). Decommissioning liabilities are remeasured at each reporting period primarily to account for any changes in estimates or discount rates. Actual expenditures incurred to settle the obligations reduce the liability.

Contingent liabilities reflect a possible obligation that may arise from past events and the existence of which can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Company. Contingent liabilities are not recognized on the balance sheet unless they can be measured reliably and the possibility of an outflow of economic benefits in respect of the contingent obligation is considered probable. Disclosure of contingent liabilities is provided when there is a less than probable, but more than remote, possibility of material loss to the Company.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 15

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding ROU asset are recognized at the commencement of the lease. Lease liabilities are initially measured at the present value of the unavoidable lease payments and discounted using the Company’s incremental borrowing rate when an implicit rate in the lease is not readily available. Interest expense is recognized on the lease obligations using the effective interest rate method. The ROU assets are recognized at the amount of the lease liabilities, adjusted for lease incentives received and initial direct costs, on commencement of the leases. ROU assets are depreciated on a straight-line basis over the shorter of the asset’s useful life and the lease term. Depreciation on the ROU assets is recognized in the consolidated statement of comprehensive income (loss). Where appropriate, depreciation charges to the ROU assets may be capitalized as additions to PP&E. The Company is required to make judgements and assumptions on incremental borrowing rates and lease terms. The carrying balance of the leased assets and lease liabilities, and related interest and depreciation expense, may differ due to changes in market conditions and expected lease terms. Short-term and low value leases have not been included in the measurement of lease liabilities.

Income taxes

Income tax is comprised of current and deferred tax. Income tax recovery (expense) is recognized in the consolidated statement of comprehensive income (loss) except to the extent that it relates to share capital, in which case it is recognized in equity. Current tax is the expected tax payable (receivable) on the taxable income (loss) for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and does not affect profit, other than temporary differences that arise in shareholder’s equity. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset on the consolidated balance sheet if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

Stock-based compensation

The Company has a stock-based incentive plan in the form of the performance warrants (“PWs”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). RSUs, PSUs and DSUs can be settled in either cash or shares issued from treasury and is at the sole discretion of the Board of Directors. It is the Board of Director’s intention to settle all incentive units with shares issued from treasury, therefore the incentive units have been accounted for as equity-settled compensation.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 16

These equity-settled compensation plans are expensed over the vesting period of the grants, with a corresponding increase to contributed surplus. Forfeitures are estimated based on historical information for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period. When exercised, any cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

Performance warrants granted to directors, officers, employees and consultants of the Company are measured at the date of issuance using the Black-Scholes model using assumptions related to interest rates, expected lives of the options, volatility of the underlying security, forfeiture rates and expected dividend yields. The Company estimates the fair value of performance warrants granted using assumptions related to interest rates, expected lives of the options, volatility of the underlying security, forfeiture rates and expected dividend yields. No additional grants of performance warrants can be made under this plan.

DSUs granted to directors of the Company are accounted for using the fair value method. Although DSUs vest immediately, they can only be redeemed upon termination or separation of service from the Company. The Company estimates the fair value of DSUs granted using the grant date trading price of the Company’s shares.

RSUs granted to officers, employees and consultants of the Company are accounted for using the fair value method. The fair value of each RSU granted is estimated on the date of grant and that value are recorded as stock-based compensation expense over the vesting period of the grants, with a corresponding increase to contributed surplus. The Company estimates the fair value of RSUs granted using the grant date trading price of the Company’s shares.

PSUs are granted to officers and employees of the Company. The number of PSUs expected to grant contain both market and non-market vesting conditions. Market conditions are estimated upon issuance using a Monte-Carlo simulation using assumptions related to interest rates, expected lives of the options, volatility of the underlying security, forfeiture rates and expected dividend yields. Non-market vesting conditions, including production targets and service conditions, are adjusted at each reporting period to reflect management’s expectations for the number of PSUs that will vest. Production targets are updated based on historic and forecast production at each period end.

Per share information

Basic per share information is calculated using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the basic weighted average number of common shares outstanding during the year, adjusted for the number of shares that could have had a dilutive effect on net income during the year had in the-money and outstanding equity compensation units been exercised.

Standards issued but not effective

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ was issued in April 2024 by IASB and replaces IAS 1 ‘Presentation of Financial Statements’. The standard introduces defined structure to the Statement of Comprehensive Income (Loss) with related specific disclosure requirements. IFRS 18 is effective January 1, 2027 and is required to be adopted retrospectively. Early adoption is permitted. The Company is assessing the impact of IFRS 18 on the Company’s consolidated financial statements.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 17

4.	INVENTORIES

As at December 31
($ thousands)	2024	2023
Oil inventories	$3,650	$6,183
Warehouse materials and supplies	11,296	7,680
Inventories	$14,946	$13,863

At December 31, 2024 and 2023 all inventory was carried at cost and $nil was carried at net realizable value. During the year December 31, 2024, $603.1 million (2023 - $567.1 million) of oil inventories were recorded within the respective cost components, which are composed of operating expenses, diluent expense, transportation expense and depletion and depreciation in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2024, and 2023, the Company did not recognize any write-down of inventory.

5.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

	Developed and	Right-of-	Corporate
($ thousands)	producing	use assets	assets	Total
Cost
Balance as at December 31, 2022	$1,057,316	$969	$629	$1,058,914
Expenditures on PP&E	33,439	-	(11)	33,428
Right-of-use asset additions	-	12,789	-	12,789
Balance as at December 31, 2023	1,090,755	13,758	618	1,105,131
Expenditures on PP&E	87,404	-	-	87,404
Acquisitions	16,873	-	-	16,873
Right-of-use asset additions	-	907	-	907
Transfers of right-of-use assets	5,126	(5,126)	-	-
Change in decommissioning liabilities	(5,774)	-	-	(5,774)
Balance as at December 31, 2024	1,194,384	9,539	618	1,204,541
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	67,580	183	130	67,893
Balance as at December 31, 2023	163,152	243	362	163,757
Depletion and depreciation (1)	80,342	303	80	80,725
Balance as at December 31, 2024	243,494	546	442	244,482
Net Book Value
Balance at December 31, 2023	927,603	13,515	256	941,374
Balance at December 31, 2024	$950,890	$8,993	$176	$960,059

(1)	As at December 31, 2024 $0.3 million of DD&A was capitalized to inventory (December 31, 2023- $0.2 million).

On February 22, 2024, Greenfire acquired natural gas assets in the Hangingstone area for consideration of $2.5 million. This acquisition resulted in an increase in PP&E of $12.7 million, including $10.2 million of future decommissioning obligations. On April 19, 2024, Greenfire acquired heavy oil assets in the Athabasca region of Northern Alberta for consideration of $1.9 million. This acquisition resulted in an increase in PP&E of $4.2 million, including $2.3 million of future decommissioning obligations. The Company applied the optional IFRS 3 concentration test to these acquisitions which resulted in the acquired assets being accounted for as asset acquisitions.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 18

6.	INCOME TAXES

The following table reconciles the expected income tax (recovery) expense calculated at the Canadian statutory rate of 23% (2023 – 23%) to the actual income tax (recovery) expenses.

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Income (loss) before taxes	$36,532	$(116,285)
Expected statutory income tax rate	23.00%	23.00%
Expected income tax (expense) recovery	(8,402)	26,746
Permanent differences	(2,025)	(24,149)
Effect of change of control (Note 22)	(8,663)	-
Change in unrecognized deferred income tax asset	103,969	(21,983)
Deferred income tax recovery (expense)	$84,879	$(19,386)

As at ($ thousands)	December 31, 2024	December 31, 2023
Deferred tax asset (liability) related to:
Property, plant & equipment	$(146,895)	$(125,153)
Corporate non-capital tax losses carried forward	293,561	285,325
Corporate capital tax losses carried forward	-	2,609
Risk management contracts	57	96
Share issuance costs	1,913	2,594
Long-term debt	4,538	6,793
Deferred tax asset not recognized	-	(103,969)
Deferred tax asset	$153,174	$68,295

As at December 31, 2024 the Company had the following income tax pools, which may be used to reduce taxable income in future years, limited to the applicable rates of utilization:

($ thousands)	Rate of Utilization (%)	Amount
Undepreciated capital cost	7-55	$196,095
Canadian oil and gas property expenditures	10	12,910
Canadian development expenditures	30	84,670
Non-capital and other losses carried forward(1)	100	1,414,419
Other	Various	43,255
Total federal income tax pools		$1,751,349
Adjustment for differences in provincial income tax pools(2)		(137,255)
Combined federal and provincial income tax pools		$1,614,094

(1)	Other losses include restricted interest and finance expenses that are fully deductible against eligible income.

(2)	Provincial non-capital losses carried forward are approximately $396.9 million less than federal non-capital losses.

The Company’s non-capital losses have an expiry profile between 2032 and 2044.

7.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and is secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 19

As at ($ thousands)	December 31, 2024	December 31, 2023
Senior secured notes (“2028 Notes”) $US	$238,969	$300,000
Foreign exchange rate	1.4389	1.3226
Senior secured notes (“2028 Notes”) $CAD	343,852	396,780
Unamortized debt discount and debt issue costs	(14,922)	(20,430)
Total term debt	$328,930	$376,350
Current portion of long-term debt	248,489	44,321
Long-term debt	$80,441	$332,029

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The indenture governing the 2028 Notes (the “2028 Indenture”) contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(1), and to limit capital expenditures to CAD$100 million annually until the outstanding principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at December 31, 2024 the Company was compliant with all covenants. On March 10, 2025, the Company completed an amendment to the 2028 Note Indenture to increase the annual capital expenditure limitation from CAD$100 million to US$150 million, until the outstanding principal amount of the 2028 Notes is less than US$150 million.

As the result of a change of control transaction occurring on December 23, 2024 (Note 22), Greenfire fulfilled its requirement to make an offer (“the Offer”) to repurchase the 2028 Notes, or a portion thereof, at 101% of the outstanding principal plus any accrued and unpaid interest. The Offer expired on February 19, 2025, with US$5,000 principal amount tendered for repurchase. The portion of 2028 Notes eligible to be redeemed under the Offer has been presented as a current liability since participation in the offer was outside of Greenfire’s control. On December 23, 2023, M3-Brigage Sponsor III, LP, agreed not to participate in the Offer, resulting in their 2028 Notes being presented as a long-term liability.

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its Excess Cash Flow (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(2) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed $84.3 million (US$61.0 million) of the 2028 Notes under the ECF Sweep. At December 31, 2024, no principal repayment was owing under its ECF Sweep. The next redemption is due by September 3, 2025.

The Company may make additional redemptions of some or all of the 2028 Notes on or after October 1, 2025, inclusive of a “make whole” premium, as set out in the table below. At any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest. The following table discloses the redemption amount including the “make whole” premium on redemption of the 2028 Notes:

2028 Notes
On or after October 1, 2025 to October 1, 2026	106%
On or after October 1, 2026 to October 1, 2027	103%
On or after October 1, 2027	100%

(1)	Forecasted production is defined by the 2028 Indenture as the Company’s proved developed producing (“PDP”) forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.
(2)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS® 17 – Leases (superseded).

Greenfire Resources Ltd.	2024 Annual Financial Statements | 20

As at December 31, 2024, the carrying value of the Company’s long-term debt was $328.9 million and the fair value was $371.2 million (December 31, 2023 carrying value – $376.5 million, fair value - $394.1 million).

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at December 31, 2024 and December 31, 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis. As at December 31, 2024, the Company had $54.0 million (December 31, 2023 - $54.3 million) in letters of credit outstanding under the EDC Facility.

8.	LEASE LIABILITIES

The Company’s lease liabilities primarily relate to a drilling contract, vehicles, and office space:

As at December 31
($ thousands)	2024	2023
Balance, beginning of year	$13,724	$963
Additions	907	12,789
Interest expense	1,613	71
Payments	(6,934)	(99)
Balance, end of year	$9,310	$13,724
Current portion	$7,014	$6,002
Non-current portion	$2,296	$7,722

Greenfire Resources Ltd.	2024 Annual Financial Statements | 21

The Company’s minimum lease payments are as follows:

As at December 31
($ thousands)	2024	2023
Within 1 year	$7,669	$6,002
Within 2 to 5 years	1,901	9,252
Later than 5 years	825	1,015
Minimum lease payments	10,395	16,269
Amounts representing finance charges	(1,085)	(2,545)
Present value of net minimum lease payments	$9,310	$13,724

9.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. In 2024, the Company acquired certain natural gas and heavy oil assets in the Athabasca region of Northern Alberta and recognized $12.5 million of future decommissioning obligations. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $340.8 million (December 31, 2023 - $206.5 million). For the year ended December 31, 2024, a credit-adjusted discount rate of 10.5% (December 31, 2023 -12.0%) and an inflation rate of 2.0% (December 31, 2023 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $3.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled in periods up to year 2077, with the majority being incurred between 2047 and 2077.

A reconciliation of the decommissioning liabilities is provided below:

As at December 31
($ thousands)	2024	2023
Balance, beginning of year	$8,449	$7,543
Acquisitions	12,483	-
Liabilities incurred	27	-
Change in estimates	(5,801)	-
Accretion expense	2,286	906
Balance, end of year	$17,444	$8,449

10. WARRANT LIABILITY

In conjunction with the De-Spac transaction (Note 12), the Company issued approximately 7.5 million warrants, entitling each warrant holder to purchase one common share of Greenfire. The outstanding warrants expire on September 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting period with the change recognized through the statement of comprehensive income (loss). The following table reconciles the warrant liability.

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number of		Number of
($ thousands)	Warrants	Amount	Warrants	Amount
Balance, beginning of year	7,526,667	$18,630	-	$-
Warrants issued (Note 12)	-	-	5,000,000	35,644
MBSC warrants converted (Note 12)	-	-	2,526,667	17,959
Change in fair value	-	(326)	-	(34,973)
Balance, end of period	7,526,667	$18,304	7,526,667	$18,630
Common shares issuable on exercise	7,526,667	-	7,526,667	-

Greenfire Resources Ltd.	2024 Annual Financial Statements | 22

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

	December 31, 2024	December 31, 2023
Share price $USD	$7.06	$4.86
Exercise price $USD	$11.50	$11.50
Average risk-free interest rate	4.49%	3.17%
Average expected volatility (1)	45%	69%
Average expected life (years)	3.75	4.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

11.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share capital

As at December 31, 2024 the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	December 31, 2024		December 31, 2023
	Number of		Number of
	shares	Amount	shares	Amount
Shares outstanding
Balance, beginning of period	68,642,515	$158,515	1	$15
Issuance of new common shares per De-Spac Transaction	-	-	43,690,533	-
Issuance for exercise of bond warrants	-	-	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	-	-	5,005,707	62,959
Issuance of new common shares for PIPE investment	-	-	4,177,091	56,630
Issued on exercise of share units(1)	1,075,949	5,887	-	-
Balance, end of period	69,718,464	$164,402	68,642,515	$158,515

(1)	Differences in the number of exercised units compared to those disclosed in stock based compensation (Note 15) and the value recognized in contributed surplus relates to withholding taxes on issuances (Note 20).

Per share amounts

Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction in 2023. The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Weighted average shares outstanding- basic	69,174,878	54,425,083
Dilutive effect of performance warrants	1,604,339	-
Dilutive effect of share units	836,036	-
Weighted average shares outstanding- diluted	71,615,253	54,425,083
Basic $ per share	$1.76	$(2.49)
Diluted $ per share	$1.70	$(2.49)

In computing the diluted net loss per share for the year ended December 31, 2023, the Company excluded the effect of 7,526,667 Warrants and 3,617,016 PWs as their effect was anti-dilutive.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 23

12. DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the consolidated balance sheet, see Note 10.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the consolidated balance sheet, see Note 10.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 24

Greenfire was identified as the acquirer for accounting purposes. As MBSC did meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense:

($ thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.1 million)	$9,505
Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant liability	(17,960)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(1,063)
Fair value of identifiable net assets of MBSC	(43,583)
Total listing expense	$106,542

The listing expense is presented in the Consolidated Statement of Comprehensive Income (Loss). For the year ended December 31, 2023, the Company expensed $12.2 million in transaction costs related to the De-Spac.

13.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Diluted bitumen sales	$799,093	$652,812
Bitumen sales	23,879	23,158
Oil sales	$822,972	$675,970

Greenfire Resources Ltd.	2024 Annual Financial Statements | 25

14.	FINANCING AND INTEREST

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Interest on senior secured notes	$45,270	$43,808
Other interest	1,636	2,802
Total finance and interest expense before accretion	46,906	46,610
Amortization of debt issuance costs and redemption premium (Note 7)	10,655	62,627
Accretion of decommissioning obligations (Note 9)	2,286	906
Accretion of lease liabilities (Note 8)	1,613	71
Accretion	14,554	63,604
Financing and interest expense	$61,460	$110,214

Total interest and finance expense for the year ended December 31, 2023, included $42.1 million of accelerated debt related costs and $19.2 million of debt redemption premiums related to the redemption of Senior Secured Notes in September 2023.

15. STOCK-BASED COMPENSATION

Issued and Outstanding Share Units

A summary of the PWs, RSUs, PSUs and DSUs, collectively the share units, issued and outstanding is as follows:

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2023	3,895,449	-	-	-	3,895,449
Granted	186,257	-	-	-	186,257
Forfeited	(38,820)	-	-	-	(38,820)
Cancelled	(425,870)	-	-	-	(425,870)
Balance, December 31, 2023	3,617,016	-	-	-	3,617,016
Exercisable, December 31, 2023	3,617,016	-	-	-	3,617,016

	PWs	RSUs	PSUs	DSUs	Total
Outstanding January 1, 2024	3,617,016	-	-	-	3,617,016
Granted	-	671,724	919,351	21,325	1,612,400
Exercised(1)	(1,080,521)	(518,500)	-	-	(1,599,021)
Forfeited	(16,992)	(16,612)	(44,748)	-	(78,352)
Balance, December 31, 2024	2,519,503	136,612	874,603	21,325	3,552,043
Exercisable, December 31, 2024	2,519,503	-	-	21,325	2,540,828

(1)	Differences in exercised awards compared to those disclosed in share capital (Note 11) relate to withholding taxes on share issuance (Note 20).

Performance warrants

The performance warrants expire ten years after their issuance date. On September 20, 2023, with the closing of the De-Spac Transaction (Note 12), all outstanding performance warrants vested and became exercisable. The fair value of Performance Warrants was estimated at the date of grant using the Black Scholes Merton valuation model, including the following assumptions:

2023 Grants
Average risk-free interest rate	4.2%
Average expected dividend yield	-
Average expected volatility(1)	70%
Average expected life	2 – 5 years

(1)	Expected volatility has been based on historical share volatility of similar market participants.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 26

A summary of performance warrants outstanding:

	Number of Performance	Weighted Average Remaining	Weighted Average
Range of Exercise Price	Warrants Outstanding	Contractual Life (Years)	Exercise Price
$ 2.14 - $ 2.84	2,222,941	7.1	$2.57
$ 7.34 - $ 11.09	296,562	8.0	$8.79

Subsequent to December 31, 2024, and in connection with the change of control transaction occurring on December 23, 2024 (Note 22), the board of directors exercised its discretion to accelerate the expiry date of all PWs to April 30, 2025. The PWs were fully expensed when they vested on September 20, 2023.

Performance share units (“PSUs”)

PSUs have been granted with either market-based (“Market PSUs”) or non-market operations-based (“Operations PSUs”) performance criteria.

Market PSUs are valued using a Monte Carlo simulation incorporating a three-year life and a volatility of 57%.

Operations PSUs are valued based on the share price at the time of grant multiplied by the expected number of shares to be issued. Vesting conditions, including production targets and service conditions, are adjusted at each reporting period to reflect management’s expectations for the number of Operations PSUs that will vest. Production targets are updated based on historic and forecast production.

Stock-based compensation expense

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Performance warrants (PWs)	$-	$9,808
Restricted share units (RSUs)	4,692	-
Performance share units (PSUs)	1,468	-
Deferred share units (DSUs)	184	-
	$6,344	$9,808

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

	2024		2023
As at December 31 ($ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets at amortized cost:
Cash	67,419	67,419	109,475	109,475
Restricted cash	-	-	50	50
Accounts receivable	56,417	56,417	34,680	34,680
Financial liabilities at amortized cost:
Accounts payable and accrued liabilities	61,804	61,804	59,850	59,850
Long-term debt (Note 7)	371,161	343,852	394,082	396,780
Financial liabilities at fair value through profit or loss
Risk management contracts	248	248	417	417
Warrant liability	18,304	18,304	18,630	18,630

The 2028 Notes are classified as Level 1 in the fair value hierarchy. For purposes of estimating the fair value of these instruments, the Company used quoted market prices in active markets for identical assets or liabilities. The Company’s risk management contracts and warrant liability are classified as Level 2 in the fair value hierarchy. To estimate the fair value of this instrument, the Company used observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 27

Market Risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company’s risk management program is designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

During the year ended December 31, 2024, the Company’s obligations under its 2028 Notes (Note 7) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed on a monthly basis for the duration of time that the 2028 Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

($ thousands)	As at December 31, 2024	As at December 31, 2023
Gross amount	$(1,395)	$(417)
Amount offset	1,147	-
Risk management contracts – liability	$(248)	$(417)

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Realized loss on risk management contracts	$(27,658)	$(10,182)
Unrealized gain on risk management contracts	169	26,587
Gain (loss) on risk management contracts	$(27,489)	$16,405

As at December 31, 2024, the following financial commodity risk management contracts were in place:

	WTI- Costless Collar					WTI Fixed Price Swaps
	Volume	Put Strike Price		Call Strike Price		Volume	Swap Price
Term	(bbls/d)	(US$/bbl)		($US/bbl)		(bbls/d)	(US$/bbl)
Q1 2025	8,600	US$	58.23	US$	84.46	800	US$	68.70
Q2 2025	8,600	US$	59.50	US$	86.34	800	US$	68.70
Q3 2025	8,600	US$	56.16	US$	80.72	800	US$	68.70
Q4 2025	8,600	US$	55.13	US$	78.51	800	US$	68.70

Greenfire Resources Ltd.	2024 Annual Financial Statements | 28

Subsequent to December 31, 2024, Greenfire terminated the above WTI Costless Collar risk management contracts and entered into the following financial commodity risk management contracts:

	WTI- Costless Collar			WTI Fixed Price Swaps
	Volume	Put Strike Price	Call Strike Price	Volume	Swap Price
Term	(bbls/d)	($/bbl)	($/bbl)	(bbls/d)	($/bbl)
Q1 2025	-	-	-	9,400	$101.19
Q2 2025	-	-	-	9,400	$100.87
Q3 2025	-	-	-	9,400	$101.03
Q4 2025	-	-	-	9,400	$100.88
Q1 2026	3,577	$82.00	$98.51	2,549	$96.95

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at December 31, 2024:

As at December 31, 2024	$5.00/ bbl Change in WTI
($ thousands)	Increase	Decrease
Increase (decrease) to fair value of the WTI Fixed Price Swaps and Costless Collars	4,695	(5,250)

The Company’s commodity risk management contracts are held with two large reputable financial institutions. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

Foreign Currency Risk Management

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes (Note 7) and US Dollar denominated cash, cash equivalents, accounts receivables and accounts payables, and accrued liabilities. As at December 31, 2024, Greenfire’s net foreign exchange risk exposure was a US$218.4 million liability (December 31, 2023 – US$267.4 million liability), and a 10% change in the foreign exchange rate would result in a $31.4 million change in the foreign exchange gain or loss (December 31, 2023 - $39.7 million).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. The 2028 Notes and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Credit Risk

As at December 31
($ thousands)	2024	2023
Trade receivables	$47,412	$22,452
Joint interest receivables	9,005	12,228
Accounts receivable	$56,417	$34,680

Greenfire Resources Ltd.	2024 Annual Financial Statements | 29

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At December 31, 2024, and December 31, 2023 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at December 31, 2024, 99% was receivable from a single company (December 31, 2023- 100% receivable from a single company). At December 31, 2024, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2023- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. Subsequent to December 31, 2024, the Company has received $6.6 million from its joint interest partner.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

The following table details the Company’s contractual maturities of its financial liabilities at December 31, 2024, and December 31, 2023:

As at December 31,	2024		2023
	Less than	Greater than	Less than	Greater than
($ thousands)	one year	one year	one year	one year
Accounts payable and accrued liabilities	$61,804	$-	$59,850	$-
Risk management contracts	248	-	417	-
Lease liabilities(1)	7,669	2,726	6,002	7,722
Long-term debt(2)	260,252	83,600	44,321	332,029
Total financial liabilities	$329,973	$86,326	$110,590	$339,751

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

The Company also has provisions and other liabilities as disclosed in Note 9. The Company’s future transportation commitments are disclosed in Note 17.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 30

17. COMMITMENTS AND CONTINGENCIES

In addition to the commitments disclosed elsewhere in the Financial Statements, Greenfire has assumed commitments through its normal course of operations, primarily through transportation agreements.

						Beyond
($ thousands)	2025	2026	2027	2028	2029	2029	Total
Transportation	$34,345	$32,409	$32,561	$32,754	$32,925	$248,808	$413,802
Other	299	299	299	299	299	1,197	2,692
Total commitments	$34,644	$32,708	$32,860	$33,053	$33,224	$250,005	$416,494

18. CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base for the objectives of maintaining financial flexibility, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying oilsands assets. The Company considers its capital structure to include equity, long-term debt and working capital. The Corporation is not currently subject to any externally imposed capital requirements, other than those on its long-term debt (Note 7).

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were:

($ thousands)	December 31, 2024	December 31, 2023
Trade payables	$6,312	$6,303
Accrued payables	45,176	40,429
Accrued interest payable	10,316	13,118
Accounts payable and accrued liabilities	$61,804	$59,850

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Change in accounts receivable	$(21,737)	$(372)
Change in inventories	(1,083)	705
Change in prepaid expenses and deposits	290	(1,763)
Change in accounts payable and accrued liabilities	1,954	13,048
Change in income tax payable	(1,063)	-
	(21,639)	11,618
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(1,324)	-
Unrealized foreign exchange gain (loss) related to working capital	710	(93)
	(22,253)	11,525
Related to operating activities	(19,642)	25,513
Related to investing activities	(2,611)	(13,988)
Net change in non-cash working capital	$(22,253)	$11,525
Cash interest paid (included in operating activities)	$(49,708)	$(39,955)
Cash interest received (included in operating activities)	$4,066	$2,976

Greenfire Resources Ltd.	2024 Annual Financial Statements | 31

21. RELATED PARTY TRANSACTIONS

The Company’s related parties primarily consist of key management personnel. The Company considers directors and officers of Greenfire Resources Ltd. as key management personnel.

	Year ended	Year ended
($ thousands)	December 31, 2024	December 31, 2023
Salaries, benefits, and director fees	$5,946	$3,808

On April 19, 2024, the Company entered into a consulting agreement with M3-Brigage Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal, was a member of the Company’s Board of Directors, who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp.

As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan. The terms of the MBSC Sponsor Consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the RSUs upon issuance to MBSC Sponsor was $4.3 million. During the year ended December 31, 2024, the Company recognized an expense of $4.3 million and issued 500,000 common shares upon vesting of the RSUs.

22. CHANGE OF CONTROL

On December 23, 2024, MBSC Sponsor and its affiliated entities sold 9,311,424 Greenfire common shares and 2,654,179 warrants to WEF pursuant to a securities purchase agreement dated the same date among Brigade Capital Management LP, MBSC Sponsor, WEF and Greenfire (the “SPA”). The shares represented approximately 13.4% of the issued and outstanding common shares of Greenfire.

Immediately prior to the completion of the transaction, WEF owned 29,988,854 common shares, representing approximately 43.2% of the issued and outstanding common shares of Greenfire, which it acquired from certain former shareholders of Greenfire on November 8, 2024. Immediately after completion of the transaction, WEF owned 39,300,278 common shares and 2,654,179 common share purchase warrants, representing approximately 56.5% of the issued and outstanding common shares of Greenfire on an undiluted basis. On December 23, 2024, Greenfire and WEF entered into an investor agreement pursuant to which, among other things, three directors of Greenfire agreed to resign from the Board of Directors and six nominees proposed by WEF were appointed as directors of Greenfire.

As a result of this transaction, WEF acquired control of Greenfire. As a result of the change of control, under the terms of the 2028 Indenture, Greenfire was required to make an offer to repurchase its 2028 Notes (Note 7), the consulting agreement (Note 22) was terminated and certain tax losses expired.

Greenfire Resources Ltd.	2024 Annual Financial Statements | 32

Corporate Information

Directors	Auditor

Adam Waterous(1)(4)	Deloitte LLP
W. Derek Aylesworth(2)	850 2nd Street SW
Tom Ebbern(3)	Calgary, Alberta, Canada
Andrew Kim	T2P 0R8
David Roosth
Henry Hager	Reserve Engineers
Brian Heald
David Knight-Legg	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
(1) Executive Chair of the Board of Directors	Calgary, Alberta, Canada
(2) Chair of the Audit Committee	T2P 3G6
(3) Chair of the Reserves Committee and Lead Director
(4) Chair of the Compensation and Governance Committee

Officers

Colin Germaniuk, P.Eng
President

Tony Kraljic, CPA
Chief Financial Officer

Jonathan Kanderka, P.Eng
Chief Operating Officer

Charles R. Kraus
Corporate Secretary

Head Office

Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX: GFR

Solicitors

Blake, Cassels & Graydon LLP
855 – 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary Alberta, Canada
T2P 4J8

Scale LLP
750 N Saint Paul St Ste 250
Suite 86147
Dallas, Texas 75201

Bankers

Bank of Montreal
595-8 Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Greenfire Resources Ltd.	2024 Annual Financial Statements | 33